

September 16, 2022

Richard Brand
Partner
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10282

> **Re: Zendesk, Inc.**
> **Preliminary Proxy Statement filed by Light Street Capital Management, LLC**
> **Filed September 13, 2022**
> **File No. 001-36456**

Dear Mr. Brand:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement filed September 13, 2022

General

1.   In a telephone conversation on September 8, 2022, we reminded you that where a soliciting party engaging in a non-exempt solicitation uses written soliciting materials before furnishing a definitive proxy statement meeting the requirements of Rule 14a-3(a), it must do so in reliance on Rule 14a-12. See Rule 14a-6(o). Rule 14a-12(a)(2) requires that the soliciting party must file a definitive proxy statement meeting the requirements of Rule 14a-3(a) before or at the same time it requests a proxy from security holders. While you are not requesting that Zendesk security holders furnish a proxy to you, you are requesting that they return a proxy to the Company to vote no on the Merger Proposals. See for example, the following disclosure in Light Street's preliminary proxy statement filed on September 13, 2022: "LIGHT STREET URGES YOU TO MARK THE PROXY CARD ENCLOSED WITH THE COMPANY'S PROXY STATEMENT (THE "COMPANY PROXY CARD") **AGAINST** THE MERGER PROPOSALS, AND TO SIGN, DATE AND RETURN SUCH COMPANY PROXY CARD TO THE

COMPANY." During August and September 2022, Light Street filed multiple written soliciting materials under cover of DFAN14A purporting to rely on Rule 14a-12. However, it appears Light Street has not complied with the requirement of Rule 14a-12(a)(2) to file a definitive proxy statement. Since the meeting to approve the merger will take place on September 19, 2022, less than 10 days after Light Street filed its preliminary proxy statement on September 13, 2022, it appears that reliance on Rule 14a-12 was inappropriate. Please tell us how Light Street intends to proceed.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions